UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42289

Luda Technology Group Limited

Rooms 1604-1605, 16/F, YF Life Centre

38 Gloucester Road, Wanchai

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Director

On June 18, 2026, the Board of Directors (the “Board”) of Luda Technology Group Limited (the “Company”) received and accepted the resignation of Ms. Liu Liangping (“Ms. Liu”) from her position as the Director of the Board of the Company, effective immediately. Ms. Liu has tendered her resignation in order to devote herself actively to the Company’s merger and acquisition projects, and her resignation is not attributable to any disagreement with the Company or the Board on matters relating to the Company’s operations, policies or practices.

Ms. Liu shall continue to hold the Chief Operating Officer of the Company and other positions in its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luda Technology Group Limited

	By:	/s/ Ma Biu
	Name:	Ma Biu
	Title:	Chief Executive Officer

Date: June 18, 2026

2